Exhibit 99.4

CAN-FITE BIOPHARMA LTD.

PROXY FOR A SPECIAL GENERAL MEETING

OF SERIES 11 WARRANT HOLDERS

TO BE HELD ON DECEMBER 8, 2016

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Pnina Fishman, Chief Executive Officer, Motti Farbstein, Chief Operating and Financial Officer, and Ronen Kantor, Adv., and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Series 11 Warrants in Can-Fite BioPharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Series 11 Warrants Holders (the “Special Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Thursday, December 8, 2016 at 4.45 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Special Meeting of Series 11 Warrant Holders (the “Notice”) and Proxy Statement relating to the Special Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Special Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING

OF SERIES 11 WARRANT HOLDERS OF

CAN-FITE BIOPHARMA LTD.

December 8, 2016, 4.45 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL AT THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To amend the Series 11 Warrants in order to extend the term of the Series 11 Warrants until October 31, 2017.

☐ for             ☐ against             ☐ abstain

Concurrent Holdings	Number of Shares Held by Series 11 Warrant Holder
I hold/do not hold ordinary shares (circle one)

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

	Date:	________, 2016		Date:	_________, 2016
SIGNATURE			SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.